



03014637

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003
187

SEC FILE NUMBER
8- 33719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dominion Capital Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1500 Forest Avenue, Suite 223
                              (No. and Street)

Richmond   VA   23229
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Pasco, III   (804) 285-8211
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
                    (Name – if individual. state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☠ Certified Public Accountant

□ Public Accountant

□ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John Pasco, III__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Dominion Capital Corp.__ , as of __December 31,__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Presidet
_____
Title

_____
Notary Public

My Commission Expires June 30 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT,WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
First Dominion Capital Corp.
Richmond, Virginia

We have audited the accompanying statement of financial condition of First Dominion Capital Corp. as of December 31, 2002, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dominion Capital Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania
February 14, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corp.	N3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/02__ `99`

SEC FILE NO. __8-33719__ `98`

ASSETS

Consolidated [ ] `198`

Unconsolidated [X] `199`

	Allowable		Non-Allowable		Total	
1. Cash	$	`200`			$	`750`
2. Receivables from brokers or dealers:						
A. Clearance account	$	`295`				
B. Other		`300`	$	`550`		`810`
3. Receivables from non-customers	15,210	`355`	635,333	`600`	650,543	`830`
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		`418`				
B. Debt securities		`419`				
C. Options		`420`				
D. Other securities	56,021	`424`				
E. Spot commodities		`430`			56,021	`850`
5. Securities and/or other investments not readily marketable:						
A. At cost $ `130`						
B. At estimated fair value		`440`		`610`		`860`
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		`460`		`630`		`880`
A. Exempted securities $ `150`						
B. Other securities $ `160`						
7. Secured demand notes:		`470`		`640`		`890`
market value of collateral:						
A. Exempted securities $ `170`						
B. Other securities $ `180`						
8. Memberships in exchanges:						
A. Owned, at market $ `190`						
B. Owned, at cost				`650`		
C. Contributed for use of the company, at market value				`660`		`900`
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		`480`		`670`		`910`
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		`490`		`680`		`920`
11. Other assets		`535`	1,848	`735`	1,848	`930`
12. TOTAL ASSETS	$ 71,231	`540`	$ 637,181	`740`	$ 708,412	`940`

OMIT PENNIES

See notes to financial statements

Page 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corp.	as of	12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	9,200 [1115]	[1305]	9,200 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	6,750 [1385]	6,750 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 9,200 [1230]	$ 6,750 [1450]	$ 15,950 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	5,684	[1792]
C. Additional paid-in capital	1,242,866	[1793]
D. Retained earnings	(556,088)	[1794]
E. Total	692,462	[1795]
F. Less capital stock in treasury	( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 692,462	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 708,412	[1810]

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corp.	as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition. . . . . $ 692,462   **3480**
2. Deduct ownership equity not allowable for Net Capital . . . . .19(   ) **3490**
3. Total ownership equity qualified for Net Capital 692,462   **3500**
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital. **3520**
   - B. Other (deductions) or allowable credits (List). **3525**
5. Total capital and allowable subordinated liabilities. . . . . $ 692,462   **3530**
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 637,181   **3540**
   - B. *Secured demand note deficiency* **3590**
   - C. Commodity futures contracts and spot commodities-
     proprietary capital charges. **3600**
   - D. Other deductions and/or charges **3610** (637,181) **3620**
7. Other additions and/or allowable credits (List). **3630**
8. Net capital before haircuts on securities positions . . . . .20$ 55,281   **3640**
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   - A. Contractual securities commitments . . . . $ **3660**
   - B. Subordinated securities borrowings. **3670**
   - C. Trading and investment securities:
     1. Exempted securities. 18   **3735**
     2. Debt securities **3733**
     3. Options **3730**
     4. Other securities 1,120   **3734**
   - D. Undue Concentration **3650**
   - E. Other (List) **3736** (1,120) **3740**
10. Net Capital . . . . $ 54,161   **3750**

OMIT PENNIES

Reconciliation of net capital:

As reported in unaudited FOCUS report	$60,911
Increase in liability for deferred taxes	(6,750)
Reported above	$54,161

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corp.	as of __12/31/02__

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 613	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
	of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14.	Excess net capital (line 10 less 13)	$ 29,161	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂ $	53,241	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition...................................		$ 9,200	3790
17.	Add:			
	A. Drafts for immediate credit.. ₇₁ $	3800		
	B. Market value of securities borrowed for which no equivalent			
	value is paid or credited .... $	3810		
	C. Other unrecorded amounts (List).................................. $	3820	$	3830
19.	Total aggregate indebtedness		$ 9,200	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)................		% 17%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule		
	15c3-3 prepared as of the date of the net capital computation including both brokers or dealers		
	and consolidated subsidiaries' debits .... $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
	requirement of subsidiaries computed in accordance with Note (A) .... ₂₃ $		3880
24.	Net capital requirement (greater of line 22 or 23) .... $		3760
25.	Excess net capital (line 10 less 24) .... $		3910
26.	Net capital in excess of:		
	5% of combined aggregate debit items or $120,000 .... $		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

3/83   See notes to financial statements

| BROKER OR DEALER | First Dominion Capital Corp. | | |

For the period (MMDDYY) from **01/01/02** `3932` to **12/31/02** `3933`

Number of months included in this statement **12** `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on listed option transactions .... _____ `3938`
   c. All other securities commissions .... _____ `3939`
   d. Total securities commissions .... _____ `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ `3945`
   b. From all other trading .... _____ `3949`
   c. Total gain (loss) .... _____ `3950`
3. Gains or losses on firm securities investment accounts .... _____ `3952`
4. Profit (loss) from underwriting and selling groups .... _____ `3955`
5. Revenue from sale of investment company shares .... 18,720 `3970`
6. Commodities revenue .... _____ `3990`
7. Fees for account supervision, investment advisory and administrative services .... _____ `3975`
8. Other revenue .... 676,188 `3995`
9. Total revenue .... $ 694,908 `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ _____ `4120`
11. Other employee compensation and benefits .... _____ `4115`
12. Commissions paid to other broker-dealers .... _____ `4140`
13. Interest expense .... _____ `4075`
    a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
14. Regulatory fees and expenses .... 2,937 `4195`
15. Other expenses .... 657,146 `4100`
16. Total expenses .... $ 660,083 `4200`

NET INCOME

17. Net Income (loss) before Federal Income taxes and Items below (Item 9 less Item 16) .... $ 34,825 `4210`
18. Provision for Federal Income taxes (for parent only) .... 8,502 `4220`
19. Equity In earnings (losses) of unconsolidated subsidiaries not included above .... _____ `4222`
    a. After Federal income taxes of .... _____ `4238`
20. Extraordinary gains (losses) .... _____ `4224`
    a. After Federal income taxes of .... _____ `4239`
21. Cumulative effect of changes in accounting principles .... _____ `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 26,323 `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A `4211`

See notes to financial statements

3/78

Page 5

BROKER OR DEALER	First Dominion Capital Corp.

For the period (MMDDYY) from **01/01/02** to **12/31/02**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$	666,139	4240
A. Net income (loss)		26,323	4250
B. Additions (Includes non-conforming capital of ... $ \[4262\])			4260
C. Deductions (Includes non-conforming capital of ... $ \[4272\])			4270
2. Balance, end of period (From item 1800)	$	692,462	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corp.	as of	12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$26,000 capital category as per Rule 15c3-1 ....   X | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▾ _____ | 4335 | _____ | 4570 |

D. (k) (3)—Exempted by order of the Commission .... _____ | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▾ 32	4600	4601	4602	4603	4604	4605
▾ 33	4610	4611	4612	4613	4614	4615
▾ 34	4620	4621	4622	4623	4624	4625
▾ 35	4630	4631	4632	4633	4634	4635
▾ 36	4640	4641	4642	4643	4644	4645
▾ 37	4650	4651	4652	4653	4654	4655
▾ 38	4660	4661	4662	4663	4664	4665
▾ 39	4670	4671	4672	4673	4674	4675
▾ 40	4680	4681	4682	4683	4684	4685
▾ 41	4690	4691	4692	4693	4694	4695

TOTAL $ ▾ _____ | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

     1.   Equity Capital
     2.   Subordinated Liabilities
     3.   Accruals
     4.   15c3-1(c)(2)(iv) Liabilities

See notes to financial statements

3/78

FIRST DOMINION CAPITAL CORP.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities

Net income	$ 26,323

Adjustments to reconcile net income to net cash
provided by (used for) operating activities

Increase in	
Receivable from non-customer	(9,338)
Accrued expenses	9,200
Deferred tax liability	8,502
Net cash provided by operating activities	8,364

Cash flows from investing activities

Loans receivable – non-customers	(79,500)
Net cash used by investing activities	(79,500)
NET DECREASE IN CASH	(44,813)

Cash

Beginning of year	100,834
End of year	$ 56,021

See notes to financial statements.

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

First Dominion Capital Corp. (the *"Company"*) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

NATURE OF OPERATIONS

The Company serves as the principal underwriter for the mutual funds of The World Funds, Inc. and Vontobel Funds, Inc. The Company also markets other mutual funds for which it is paid a commission and may also receive contingent deferred sales charges on certain redemptions and derives principally all of its revenues from these sources. It does not execute investment transactions recommended by any investment manager for The World Funds, Inc. or Vontobel Funds, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

CASH EQUIVALENTS

Cash equivalents include all highly liquid short-term instruments purchased with a maturity of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, commissions receivable, and accrued expenses approximate fair value because of the short maturity of these items.

REVENUE RECOGNITION

The Company receives income from distribution fees on the trading of mutual fund shares. Income is recorded on a settlement date basis; however, all transactions are reviewed and adjusted on a trade date basis if significant.

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year ended December 31, 2002

INCOME TAXES

The liability method is used to calculate deferred income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statement and tax bases of assets and liabilities using applicable enacted rates. The principal types of differences between assets and liabilities for financial statements and tax return purposes relate to the recording of income and expenses for tax purposes when cash is received and paid. The deferred tax liability is reduced by any net operating losses being carried forward for tax purposes.

The Company has loss carryforwards of approximately $7,000 that may be offset against future taxable income. If not used, the carryforwards will expire in 2020.

(2) RELATED PARTIES

One of the Company's directors serves on the board of directors of The World Funds, Inc. and Vontobel Funds, Inc.

Two directors and officers of the Company are also directors of another corporation that provides the Company with certain administrative services. Billings during 2002 totaled $1,083.

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $54,161, and net capital requirements of $25,000. The percentage of aggregate indebtedness to net capital was 17%.

(4) BENEFIT PLAN

The Company participates in a contributory Simplified Employee Pension Individual Retirement Accounts plan that was available to officers and directors of the Company. Contributions to the plan are discretionary and in no event will exceed the amount permitted under the Internal Revenue Code. No contributions were made for 2002.

(5) SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2002.

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
First Dominion Capital Corp.
Richmond, Virginia

In planning and performing our audit of the financial statements of First Dominion Capital Corp. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller Baker

Philadelphia, Pennsylvania
February 14, 2003